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                           February 15, 2022

       William Sanchez
       President and Chief Executive Officer
       Telco Cuba, Inc.
       454 South Yonge Street
       Suite 7C
       Ormond Beach, Florida 32174

                                                        Re: Telco Cuba, Inc.
                                                            Amendment No. 2 to
Offering Statement on Form 1-A
                                                            Filed February 1,
2022
                                                            File No. 024-11611

       Dear Mr. Sanchez:

              We have reviewed your amended offering statement and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your offering statement and the information you provide in response to our comment, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our January 10, 2022 letter.

       Amendment 1 to Form 1-A

       Risk Factors
       A large part of our revenues are dependent on our limited number of clients..., page 4

   1. You state that during the 9 months ended August 31, 2021 and 2020, you had one and no certain customers whose
revenue individually represented 90% or more of the Company   s
                                                        total revenue,
respectively. On page 25, however, you state that during the 9 months ended August 31, 2021
and 2020, the Company had one and no certain customers whose revenue individually
represented 9% or more of the Company   s total revenue,
                                                        respectively, and on
page F-7 you disclose that "During the 9 months ended on August 31,
                                                        2021 and 2020, 9% and
10% respectively of our revenue was concentrated in one
 William Sanchez
Telco Cuba, Inc.
February 15, 2022
Page 2
      customer. Please resolve these discrepancies. Also, clarify in your disclosure if the customer from which you generated the most revenue through the nine months ended
      August 31. 2020 and 2021 was Jace Inc.

        You may contact Claire DeLabar, Senior Staff Accountant, at (202) 551-3349 or
Robert Littlepage, Accounting Branch Chief, at if you have questions regarding comments on the financial statements and related matters. Please contact Matthew Crispino, Staff Attorney, at (202) 551-3456 or Jan Woo, Legal Branch Chief, at (202) 551-3453 with any other questions.



                                                           Sincerely,
FirstName LastNameWilliam Sanchez
                                                           Division of
Corporation Finance
Comapany NameTelco Cuba, Inc.
                                                           Office of Technology
February 15, 2022 Page 2
cc:       Brett Alan Verona
FirstName LastName